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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                              (AMENDMENT NO. 1)(1)



                                 VeriSign, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   92343E 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]  Rule 13d-1(b)
      [ ]  Rule 13d-1(c)
      [X]  Rule 13d-1(d)



(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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-----------------------                                      -------------------
 CUSIP No. 92343E 10 2                 13G                    Page 2 of 6 Pages
--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
       RSA Security Inc. (formerly known as Security Dynamics Technologies,
       Inc.; successor in interest to RSA Data Security, Inc.)   04-2916506
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]
                                                             (b)  [ ]
       Not Applicable
--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                           5    SOLE VOTING POWER

                                0 shares
                          ------------------------------------------------------
   NUMBER OF               6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                   less than 5%
   OWNED BY               ------------------------------------------------------
    EACH                   7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                       0 shares
    WITH                  ------------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       less than 5%
--------------------------------------------------------------------------------
 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       Not Applicable
--------------------------------------------------------------------------------
 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       less than 5%
--------------------------------------------------------------------------------
 12    TYPE OF REPORTING PERSON *

       CO
================================================================================
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                      -------------------
 CUSIP No. 92343E 10 2                 13G                    Page 3 of 6 Pages
--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
       RSA Security Business Trust (successor in interest to SD Securities Corp., IRS No. 04-3138192, and SD Investments Corp., IRS No. 04-3327982) 04-3537145
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [ ]
                                                                 (b)  [ ]
       Not Applicable
--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION
       Massachusetts
--------------------------------------------------------------------------------
                             5   SOLE VOTING POWER

                                 0 shares
                            ----------------------------------------------------
   NUMBER OF                 6   SHARED VOTING POWER
    SHARES
 BENEFICIALLY                    less than 5%
   OWNED BY                 ----------------------------------------------------
    EACH                     7   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                        0 shares
    WITH                    ----------------------------------------------------
                             8   SHARED DISPOSITIVE POWER

                                 0 shares
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        less than 5%
--------------------------------------------------------------------------------

 10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

        Not Applicable
--------------------------------------------------------------------------------
 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        less than 5%
--------------------------------------------------------------------------------
 12     TYPE OF REPORTING PERSON *

        CO
================================================================================
                      *SEE INSTRUCTION BEFORE FILLING OUT!


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-----------------------                                      -------------------
 CUSIP No. 92343E 10 2                 13G                    Page 4 of 6 Pages
-----------------------                                      -------------------

ITEM 1(a)  NAME OF ISSUER:

           VeriSign, Inc.

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

           1350 Charleston Road, Mountain View, CA 94043

ITEM 2(a)   NAME OF PERSON FILING:

            RSA Security Inc. (formerly known as Security Dynamics Technologies, Inc., successor in interest to RSA Data Security, Inc.)
            RSA Security Business Trust (successor in interest to SD Securities Corp. and SD Investments Corp.)

ITEM 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            36 Crosby Drive, Bedford, MA 01730

ITEM 2(c)   CITIZENSHIP:

            RSA Security Inc.:  Delaware corporation
            RSA Security Business Trust:  Massachusetts business trust

ITEM 2(d)   TITLE OF CLASS OF SECURITIES:

            Common Stock, $.001 par value per share

ITEM 2(e)   CUSIP NUMBER:

            92343E 10 2

ITEM 3      DESCRIPTION OF PERSON FILING:

            Not applicable.


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-----------------------                                      -------------------
 CUSIP No. 92343E 10 2                 13G                    Page 5 of 6 Pages
-----------------------                                      -------------------


ITEM 4      OWNERSHIP:

            (a)  AMOUNT BENEFICIALLY OWNED:

                 less than 5%

            (b)  PERCENT OF CLASS:

                 less than 5%

            (c)  NUMBER OF SHARES AS TO WHICH PERSON HAS:

                 (i)    sole power to vote or to direct the vote:

                        0 shares

                 (ii)   shared power to vote or to direct the vote:

                        less than 5%

                 (iii)  sole power to dispose or to direct the disposition of:

                        0 shares

                 (iv)   shared power to dispose or to direct the disposition of:

                        0 shares

ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            Not applicable.

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-----------------------                                      -------------------
 CUSIP No. 92343E 10 2                 13G                    Page 6 of 6 Pages
-----------------------                                      -------------------


ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            Not applicable.

ITEM 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not applicable.

ITEM 9      NOTICE OF DISSOLUTION OF GROUP:

            Not applicable.

ITEM 10     CERTIFICATION:

            Not applicable.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        RSA SECURITY INC.


DATED:  February 14, 2001               By: /s/ ARTHUR W. COVIELLO, JR.
                                           ----------------------------------
                                           Arthur W. Coviello, Jr.
                                           President and Chief Executive Officer


                                        RSA SECURITY BUSINESS TRUST


DATED:  February 14, 2001               By: /s/ ARTHUR W. COVIELLO, JR.
                                           ----------------------------------
                                           Arthur W. Coviello, Jr.
                                           President